

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

R. Michael Dudley
Chief Executive Officer
TransCode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, MA 02109

Re: TransCode Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted December 18, 2020
CIK No. 0001829635

Dear Mr. Dudley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed April 8, 2021

Prospectus Summary
Overview
Modular Design Toolbox, page 2

1. We note your revised disclosure here and on the top of page 91, that you "can also synthesize nanocarriers with tunable chemistry properties to maximize therapeutic delivery success." Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. Given your current stage of development, please revise your disclosure here to provide a clear basis for all performance claims so that you avoid any suggestion that your preclinical product candidates will demonstrate success or efficacy or otherwise delete the claim that you can "maximize therapeutic delivery success."

<u>Employment Arrangements with our Named Executive Officers, page 143</u>

2.   We note that you have filed Exhibits 10.9, 10.10, 10.11 and 10.12, which relate to various employment agreements you have entered into with Mr. Dudley and Mr. Fitzgerald. Please update your disclosure here to reflect the fact that the employment agreements have been entered into. In addition, please revise your disclosure here to include a description of the 24 month change in control severance provision present in each of the employment agreements with Mr. Dudley and Mr. Fitzgerald or otherwise advise.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Michael Bison